STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

iatrixAir, Inc.
_____

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "III_____" so that, as amended, said Article shall be and read as follows:

> The total number of shares of common stock that the corporation shall be authorized to issue is 10,000,000 at $0.0001 par value.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 4th_____ day of April_____, 20 22____.

By:_____
Authorized Officer

Title: President/CEO_____

Name: Joseph M. McConnaughey_____
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:51 PM 04/05/2022
FILED 12:51 PM 04/05/2022
SR 20221310383 - File Number 7897412

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

IATRICAIR, INC

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " I. " so that, as amended, said Article shall be and read as follows:

The name of this Corporation is IATRIXAIR, INC.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 10th day of March, 2021.

By: Joseph McConnaughey
Authorized Officer

Title: President

Name: Joseph Mcconnaughey
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:07 PM 03/18/2021
FILED 06:07 PM 03/18/2021
SR 20210964661 - File Number 7897412

**STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION**

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:09 PM 03/12/2020
FILED 01:09 PM 03/12/2020
SR 20202095081 - File Number 7897412

ARTICLE I.

The name of this Corporation is CLAIRITYC3 INC.

ARTICLE II.

Its registered office in the State of Delaware is to be located at 651 N. Broad St., Suite 206, Middletown, DE 19709. The county of the registered office is NEW CASTLE. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

ARTICLE III.

The total number of shares of common stock that the corporation shall be authorized to issue is 1000000 at $0.01 par value.

ARTICLE IV.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE V.

The name and mailing address of the incorporator is Lovette Dobson at 17350 State Hwy 249 #220, Houston, TX 77064.

ARTICLE VI.

The name and address of each initial director of the company is:

Joseph Mcconnaughey - 31799 COUNTRY VIEW RD, TEMECULA, CALIFORNIA 92591

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Incorporation on the date below.

Dated: March 12th, 2020



Lovette Dobson, Incorporator